May 20, 1998


VIA FACSIMILE

Mr. Willard Pease, Jr.
President
Pease Oil & Gas Company
751 Horizon Court, Suite 203
Grand Junction, CO 81506-8758

         Re:      -  Letter Agreement
                  -  Termination of Letter Agreements Dated
                      February 4,1997 and January 16, 1998

Dear Mr. Pease:

         Pursuant to our telephone conversation today, this correspondence shall act to express the mutual understanding and intent of Pease Oil & Gas Company ("Pease") and National Energy Group, Inc. ("NEG") with respect to (i) the purchase and sale of 100% of Pease's right, title and interest in and to certain Prospects as more particularly described on Exhibit "A", attached hereto, and any data, including seismic data relating thereto (the "Assets"), (ii) termination of that certain Prospect Participation Letter Agreement by and between Pease and NEG dated February 4, 1997, as amended (the "Prospect Participation Agreement"), (iii) the amendment of that certain 3D Seismic Survey Participation Agreement dated January 16, 1998 (the "Seismic Participation Agreement") and (iv) an alternate unit well to be proposed by NEG within the existing unit of the Schwing No. 1 and/or Schwing No. 2 well located in the East Bayou Sorrel Prospect.

1. Purchase and Sale of the Assets; Termination of the Prospect Participation and Amendment of the Seismic Participation Agreements

                  (a) As of the Effective Date (hereinafter defined), the Prospect Participation Agreement shall terminate and Pease shall sell, transfer, convey and assign to NEG as may be necessary all of Pease's right, title and interest in and to those certain Prospects described on Exhibit "A" and any data, including any seismic data, in the possession or within the control of Pease related thereto. With the termination of the Prospect Agreement, all obligations and/or liabilities related thereto as between the parties shall be extinguished and of no further effect, except as provided in Paragraph 5 hereof.

                  (b) As of the Effective Date, the Seismic Participation Agreement shall be amended to delete the Assets and to limit the terms thereof to apply solely to Pease's interest in the East Bayou Sorrel Prospect, more particularly described in that certain Operating Agreement among W&T Offshore, Inc., NEG, Pease, et al. dated December

         15, 1995 (the "JOA") incorporated herein by reference herein; provided that nothing contained herein shall act to terminate Pease's continued participation within the East Bayou Sorrel Prospect.

2.       Non-Consent Waiver.

         Pease specifically agrees that with respect to Article VI B. of the JOA, Subsequent Operations, Pease shall not elect to invoke its right to become a Non-Consenting Party (as defined therein) as to the next alternate unit well proposed by NEG within the existing well units of the Schwing No. 1 well or Schwing No. 2 well located in the Contract Area described in the JOA.

3.       Purchase Price; Effective Date.

         Each of Pease and NEG, respectively, agree to the sale and purchase of the Assets at a purchase price equal to $750,000.00 less any and all outstanding obligations owed by Pease to NEG as of April 30, 1998 (the "Effective Date"), including but not limited to, obligations pursuant to the Prospect Participation Agreement and/or the Seismic Participation Agreement (the "Purchase Price"). NEG agrees to credit Pease for 100% of actual costs relating to the Assets purchased and sold hereunder which have been paid by Pease to NEG from and after the Effective Date, and an accounting summary of all obligations owed by Pease and/or credits to Pease as described herein shall be delivered by NEG at the Closing (hereinafter defined).

4.       The Closing.

         The closing shall occur at a mutually agreeable time prior to 12:00 P.M. CDT on or before May 29, 1998 (the "Closing"). At the Closing, any amount owed by NEG to Pease (or Pease to NEG as the case may be) as provided herein shall be payable in immediately available funds by wire transfer.

5.       The Closing Statement; The Post-Closing Adjustment Statement.

                  (a) NEG estimates the net obligation of Pease due NEG hereunder is approximately $700,000.00, and NEG agrees to provide Pease a Closing Statement detailing such amounts owed on or before the close of business on Thursday, May 21, 1998.

                  (b) Within sixty (60) days following the Closing, NEG shall provide Pease with a Post-Closing Adjustment Statement which shall account for all obligations and/or credits attributable to Pease's interest in the Assets which were outstanding as of the Effective Date, but not paid or credited at the Closing. The Post-Closing Adjustment Statement shall be conclusively deemed to be accurate and shall be binding upon the parties hereto with respect to the Assets unless written notice to the contrary is delivered to NEG within three (3) days following receipt by Pease of the Post-Closing Adjustment Statement; provided that nothing contained in the Closing Statement or Post-Closing Adjustment Statement shall act to supersede or limit Pease's right to accounting or audit procedures contained in (i) the JOA pertaining to the East Bayou Sorrel Prospect or (ii) any other Operating Agreement between NEG and Pease pertaining to any wells drilled prior to the Effective Date on any of the Prospects described as Assets herein.

                  (c) Within five (5) days following the parties' reconciliation of the Post-Closing Adjustment Statement, the party owing any balance pursuant thereto shall make payment thereof in immediately available funds by wire transfer.

6.       Relationship Following Closing; Non-Compete.

         Pease and NEG, for themselves and on behalf of their successors and assigns, agree to use their best efforts and cooperate with the other to consummate the transactions contemplated herein that each may attain the benefits of its bargain with the other. Accordingly, it is acknowledged and agreed that, although not foreseen or contemplated as of the date hereof, either or both at the reasonable request of the other shall do, execute, acknowledge and deliver or cause to be delivered or done any such further acts, deeds, assignment, transfers, conveyances, powers of attorney, and assurance as may be necessary to carry out the terms and intent of this Letter Agreement (including cooperation in any litigation with respect to the Assets brought by any party not a party to this Letter Agreement). Pease further agrees that in order for NEG to obtain the benefits provided in this Letter Agreement, it will not directly or indirectly, for itself or on behalf of any third party, for a period of three (3) years following the Closing acquire any interest in lands, leases or seismic data related to the Prospects on Exhibit "A" without the express written consent of NEG; provided that Pease's continued participation in the East Bayou Sorrel Prospect shall not be deemed to be a violation of this "non-compete" provision.

7.       Confidentiality.

         Pease acknowledges and agrees that as a party to the JOA it has been afforded access to and is in possession of certain non-public confidential information concerning the Assets (the "Confidential Information") and the dissemination of which to unauthorized parties could result in irreparable harm to NEG. Therefore, Pease agrees that such Confidential Information shall not be disclosed to any third party without the express written consent of NEG; provided that this provision shall become inoperative as to any such portion of the Confidential Information which (a) becomes generally available to the public other than as a result of a disclosure by Pease or its representatives; (b) was available on a non-confidential basis prior to its disclosure; (c) become available on a non-confidential basis from a source other than NEG when Pease reasonably believes such source is entitled to make the disclosure; (d) is developed by or for Pease independent of Confidential Information made available by NEG; (e) is subject to disclosure pursuant to the rules promulgated by the Securities and Exchange Commission of the United States, the respective stock exchanges upon which the parties are listed or other regulatory agency having lawful jurisdiction, or (f) in the written opinion of counsel is required to be disclosed. Except as provided for above, the obligation under this Letter Agreement to preserve the confidentiality of the Confidential Information shall terminate three (3) years following the Closing. Pease further agrees to return to NEG at the Closing all Confidential Information pertaining to the Prospect Participation Agreement and the Seismic Participation Agreement which Pease, its employees, representatives and/or consultants have in their possession, including any copies, notes, summaries, analyses or other material derived from the Confidential Information.

8.       Miscellaneous.

                  (a) This Letter Agreement, including the attached Exhibits, contains the entire understanding of the parties hereto and supersedes all prior agreements between the parties with respect to, and only with respect to, the subject matter hereof. This Letter Agreement may be amended or modified only by a written instrument duly executed by Pease and NEG. THE VALIDITY AND CONSTRUCTION OF THIS LETTER AGREEMENT SHALL BE GOVERNED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF TEXAS.

                  (b) In the event of a dispute between the parties to this Letter Agreement, the parties agree not to file any action or petition in any court of law or equity for any relief, but to participate in good faith in a minimum of four (4) hours of mediation in Dallas, Texas with an attorney-mediator who has a minimum of ten (10) years of experience in the oil and gas industry and who is trained and certified by the American Arbitration Association, the United States Arbitration and Mediation Service, or any comparable organization, and to abide by the mediation procedures and decision of such organization. The parties agree to equally bear the costs of the mediation and to proceed as expeditiously as allowed by the rules of such organization chosen to provide mediation services. In the event the parties cannot resolve their dispute through mediation as described herein, the parties agree to participate in binding arbitration and to proceed as expeditiously as allowed pursuant to the rules of the American Arbitration
         Association or mutually agreeable similar organization with an arbitrator or arbitrators having a minimum of ten (10) years experience in the oil and gas industry. Such arbitration shall be held in Dallas, Texas, shall be binding and nonappealable and a judgment on the award to the prevailing party (inclusive of reasonable attorney's fees and costs) may be entered in any court having competent jurisdiction.

         If this correspondence expresses our mutual understanding and agreement, please execute and return by facsimile one copy of this Letter Agreement to the undersigned not later than 5:00 p.m., CDT, Thursday, May 21, 1998, at which time this offer by NEG shall expire if not executed and delivered to NEG by Pease.

                                      Very truly yours,

                                      National Energy Group, Inc.



                                      By:_______________________________
                                           Chuck L. Elsey
                                         Executive Vice President and
                                         Chief Operating Officer

Accepted and Agreed
this ____ day of May, 1998

Pease Oil & Gas Company


By: _____________________________
       Willard Pease, Jr.
       President

PDD:mjg

                         EXHIBIT A attached to and made
                     a part of that certain LETTER AGREEMENT
                   by and between National Energy Group, Inc.
                          and Pease Oil and Gas Company
                               dated May 20, 1998.


                                    PROSPECTS



Prospect Name                                   Pease Participation Interest


Northwest Bayou Sorrel / Louisiana                          3/16
Berry Bayou / Louisiana                                     3/16
Southeast Gueydan / Louisiana                               1/8
West Grand Bayou / Louisiana                                1/8
Tiger Bayou / Louisiana                                     1/8
South Tiger Bayou / Louisiana                               1/8
Knowles / Texas                                             1/8
Robertsdale / Alabama                                       1/8
Mushroom / Texas                                            1/8
Nueces Offshore
     (Mustang Island Exploration) / Texas                   1/8
Apple Springs / Texas                                       1/8
Panaco Agreement "deep rights" / Louisiana                  14.0625%